EXHIBIT 99.1

World – Class Shipping, Leading – Edge Expertise

DANAOS CORPORATION

Danaos Corporation Reports Second Quarter and Half Year Results and Declares Dividend for Period Ended June 30, 2007

Athens, Greece, July 25, 2007 – Danaos Corporation (“Danaos”) (NYSE: DAC), a leading international owner of containerships, today reported unaudited results for the second quarter and six months period ended June 30, 2007.

Highlights for the Second Quarter and Half Year 2007:

•                  Net earnings of $44.8 million or $0.82 per share and $145.1 million or $2.66 per share respectively for the quarter and half year.

•                  Operating Revenues of $63.8 million and $131.4 million respectively for the quarter and half year

•                  EBITDA of $59.0 million and $175.6 million respectively for the quarter and half year

•                  Paid dividends of $0.44 and $0.88 per share for the quarter and half year

•                  Declared dividend for the second quarter of $0.44 per share payable on August 17, 2007 to all shareholders of record as of August 3, 2007

Danaos’ CEO Dr. John Coustas commented: “We are very pleased with our second quarter and half year achievements. During the first half of the year we have grown our order book to 28 large size containerships with a total of 147,524 TEUs, equivalent to more than 100% of our current fleet. Further, during the quarter we began negotiating and in the beginning of the third quarter we successfully closed the acquisition of five 1997 built 2,200 TEU containerships which we have already placed on 10 year charters at fixed rates. We have taken delivery of one of these vessels while the remaining four will be delivered to us throughout the second half of 2007. Consequently, we have increased our contracted revenues to $4.4 billion. Consistent with our declared dividend strategy we announced today our cash dividend for the second quarter of $0.44 per share.

Our demonstrated ability to grow Danaos through accretive investments has come at a time of continued growth of demand for container transportation services across the world in a highly competitive industry. On the strength of an improving charter market, we have chartered in advance one of our vessels coming out of charter in early 2008 at a 40% premium to its current charter rate. Additionally, we have upgraded the capacity of four new-building orders to 8,400 TEU each from 6,400 TEU, which we believe will enhance revenue and profitability in the future”.

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

During the quarter ended June 30, 2007, Danaos had an average of 30.9 containerships and 0.3 drybulk carriers in its fleet as opposed to 26.0 containerships and 6.5 drybulk carriers for the same period of 2006. We sold two vessels, one drybulk carrier, the MV Achilleas, on April 30, 2007 and one containership, the APL Scotland, on June 22, 2007.

Our net income was $44.8 million or $0.82 per share for the second quarter of 2007 compared to $22.9 million or $0.52 per share of for the second quarter of 2006, an increase in net income of 95.6%. Excluding a $15.7 million gain on sale of vessels, normalized net income for the same period was $29.1 million or $0.53 per share.

Operating Revenue

Operating revenue increased 6.3%, or $3.8 million, to $63.8 million in the quarter ended June 30, 2007, from $60.0 million in the quarter ended June 30, 2006. The increase was mainly a result of the addition to our fleet of six vessels, the CSCL Pusan, a 9,580 TEU containership on September 8, 2006, the CSCL Le Havre, a 9,580 TEU containership on November 20, 2006 and three 4,814 TEU vessels, the Maersk Marathon, Maersk Messologi and Maersk Mytilini, on December 13, 18 and 22 of 2006 respectively, and the YM Colombo, a 4,300 TEU containership on March 12, 2007. These additions to our fleet collectively contributed revenues of $15.0 million during the three months ended June 30, 2007. In addition the Company sold nine vessels, seven drybulk carriers, the Sofia III, Alexandra I, Fivos, Dimitris C, Roberto C, Maria C and MV Achilleas on May 11, 2006, on January 8, January 10, January 30, February 27, 2007, February 27, 2007 and April 30, 2007  respectively and two 5,506 TEU containership the APL England on March 7, 2007 and APL Scotland on June 22, 2007, which collectively reduced revenue by $10.5 million during the three months ended June 30, 2007, in comparison to the same period in the previous year..

Vessel Operating Expenses

Vessel operating expenses were $15.8 million in the quarter ended June 30, 2007, and $15.8 million in the quarter ended June 30, 2006. Vessel operating expenses remained unchanged as a result of the addition to our fleet of seven containerships and the sale of seven drybulk carriers and two containerships.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 32.4%, or $2.4 million, to $9.8 million in the quarter ended June 30, 2007, from $7.4 million for the quarter ended June 30, 2006. The increase in depreciation expense was due to the addition of more expensive vessels as compared to those sold during the 12 months ended June, 30 2007.

Amortization of Deferred Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs expense remained unchanged in the quarter ended June 30, 2007, at $1.4 million compared to the quarter ended June 30, 2006.

General and Administrative Expenses

General and administrative expenses increased 44.4%, or $0.8 million, to $2.6 million in the quarter ended June 30, 2007 from $1.8 million in the same quarter of 2006, reflecting public company related costs which were not applicable in the quarter ended June 30, 2006.

Gain/(loss) on sale of vessels

Gain on sale of vessels of $15.7 million represents a gain on sale of the drybulk carrier MV Achilleas for the quarter ended June 30, 2007.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses increased 12.5%, or $0.2 million, to $1.8 million in the quarter ended June 30, 2007, from $1.6 million for the quarter ended June 30, 2006. The increase in voyage expenses was mainly due to commissions paid to our Manager for the two vessels we acquired and sold during this quarter in accordance with our management contract as opposed to no such commissions for the same period in 2006.

Interest Expense and Interest Income

Interest expense decreased $3.5 million, or 45.5%, to $4.2 million in the quarter ended June 30, 2007, from $7.7 million in the quarter ended June 30, 2006. The decrease in interest expense was primarily due to the financing of our extensive new-building program which resulted in capitalizing $4.3 million of interest for the quarter ended June 30, 2007 as opposed to $1.9 million of capitalized interest for the quarter ended June 30, 2006. Interest income increased $0.3 million, or 30.0%, to $1.3 million in the quarter ended June 30, 2007, from $1.0 million in the quarter ended June 30, 2006, due to increased average bank deposits.

EBITDA

EBITDA increased $20.6 million, or 53.6%, to $59.0 million in the quarter ended June 30, 2007, from $38.4 million in the quarter ended June 30, 2006. A table with analytical EBITDA calculations reconciling EBITDA to net income can be found at the end of this earnings release.

Six months ended June 30, 2007 compared to the six months ended June 30, 2006

During the six months ended June 30, 2007, we had an average of 30.9 containerships and 1.6 drybulk carriers in our fleet. During the six months ended June 30, 2006, we had an average of 25.5 containerships and 6.7 drybulk carriers in our fleet. The increase in the average number of containerships is a result of the addition to our fleet of six vessels while the decrease in the average number of drybulk carriers is attributed to the sale of seven drybulk carriers during the 12 months ended June 30, 2007.

Our net income was $145.1 million or $2.66 per share for the six months ended June 30, 2007 compared to $44.4 million or $1.0 per share for the six months ended June 30, 2006, an increase in net income of 226.8% including an $88.4 million gain on sale of vessels. Excluding such gain, net income for the first half of 2007 was $56.7 million or $1.04 per share.

Operating Revenue

Operating revenue increased 14.8%, or $16.9 million, to $131.4 million in the six months ended June 30, 2007, from $114.5 million in the six months ended June 30, 2006. The increase was mainly a result of the addition to our fleet of six vessels, the CSCL Pusan, a 9,580 TEU containership on September 8, 2006, the CSCL Le Havre, a 9,580 TEU containership on November 20, 2006 and three 4,814 TEU vessels, the Maersk Marathon, Maersk Messologi and Maersk Mytilini, on December 13, 18 and 22 of 2006 respectively, and the YM Colombo, a 4,300 TEU containership on March 12, 2007. These additions to our fleet collectively contributed revenues of $27.3 million during the six months ended June 30, 2007. In addition the company sold seven drybulk carriers, the Sofia III, Alexandra I, Fivos, Dimitris C, Roberto C, Maria C and the MV Achilleas on May 11, 2006, on January 8, January 10, January 30, February 27 of 2007, February 27 of 2007 and April 30, 2007  respectively and two 5,506 TEU containerships, the APL England on March 7, 2007 and the APL Scotland on June 22, 2007, which collectively reduced revenue by $14.9 million during the six months ended June 30, 2007, in comparison to the same period in the previous year.

Vessel Operating Expenses

Vessel operating expenses increased 8.5%, or $2.5 million, to $31.9 million in the six months ended June 30, 2007, from $29.4 million in the six months ended June 30, 2006. This increase was due to the increase of the average number of containerships in our fleet by 5.4 vessels and the decrease of the average number of dry bulk carriers in our fleet by 5.1 vessels, for which the daily operating expenses are generally less than those of containerships, as well as by a general increase of operating expenses experienced by the overall industry.

Depreciation & Amortization

Depreciation & Amortization includes Depreciation and Amortization of Deferred Dry-docking and Special Survey Costs.

Depreciation

Depreciation expense increased 40.8%, or $5.8 million, to $20.0 million in the six months ended June 30, 2007, from $14.2 million for the six months ended June 30, 2006. The increase in depreciation expense was due to the increase in the average number of vessels in our fleet as well as the addition of more expensive vessels as compared to those sold during the six months ended June, 30 2007.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred drydocking and special survey costs expense increased 16.0%, or $0.4 million, to $2.9 million in the six months ended June 30, 2007, from $2.5 million in the six months ended June 30, 2006. The increase was mainly a result of more drydockings for 2007 as compared those in the same period of 2006.

General and Administrative Expenses

General and administrative expenses increased 42.9%, or $1.5 million, to $5.0 million in the six months ended June 30, 2007 from $3.5 million in the six months ended June 30, 2006, reflecting public company related costs which were not applicable in the six months ended June 30, 2006.

Gain/(loss) on sale of vessels

Gain on sale of vessels of $88.4 million for the six months ended June 30, 2007 reflects the gain from the sale of seven drybulk carriers and two containerships.

Other Operating Expenses

Other Operating Expenses include Voyage Expenses

Voyage Expenses

Voyage expenses increased 26.5%, or $0.9 million, to $4.3 million in the six months ended June 30, 2007, from $3.4 million for the six months ended June 30, 2006. The increase in voyage expenses was mainly due to commissions paid to our Manager for the vessels we acquired or sold during the period, in accordance with our management contract.

Interest Expense and Interest Income

Interest expense decreased $4.7 million, or 31.8%, to $10.1 million in the six months ended June 30, 2007, from $14.8 million in the six months ended June 30, 2006. The decrease in interest expense was primarily due to the financing of our extensive new-building program which resulted in capitalizing $7.0 million of interest for the six months ended June 30, 2007 as opposed to $3.6 million of capitalized interest for the six months ended June 30, 2006. Interest income increased $0.5 million, or 23.8%, to $2.6 million in the six months ended June 30, 2007, from $2.1 million in the six months ended June 30, 2006, due to increased average bank deposits.

EBITDA

EBITDA increased $101.8 million, or 137.9%, to $175.6 million in the six months ended June 30, 2007, from $73.8 million in the six months ended June 30, 2006. A table with analytical EBITDA calculations reconciling EBITDA to net income can be found at the end of this earnings release.

Dividend Payment

On April 23, 2007 we declared a dividend of $0.44 per common share for the first quarter of 2007 for all shareholders on record as of May 4, 2007 which was paid on May 18, 2007.  On July 23, 2007 the Board of Directors declared a dividend of $0.44 per common share for the second quarter of 2007 payable on August 17, 2007 to all shareholders on record as of August 3, 2007.

Recent News

During the month of July of 2007 Danaos Corporation entered into an agreement to acquire five second-hand 2,200 TEU containerships with staggered delivery dates throughout 2007. We have already arranged for 10 year fixed rate charter for each of these vessels. Danaos has also arranged well in advance of its to re-charter the 3,908 TEU containership Norasia Hamburg well in advance of its charter expiry in 2008. Additionally the company has entered into agreements with China Shipbuilding Trading Co., Ltd to upgrade four of its orders to 8,400 TEU from 6,800 TEU vessels.

Conference Call and Webcast

On Thursday, July 26, 2007 at 10:00 A.M. EST, the Company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (US Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Danaos”.

In case of any problems with the above numbers, please dial 1 866 223 0615 (US Toll Free Dial In), 0800 694 1503 (UK Toll Free Dial In) or +44 (0)1452 586 513 (Standard International Dial In). Quote “Danaos”

A telephonic replay of the conference call will be available until August 2, 2007 by dialing 1 866 247 4222 (US

Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 1186615#

Slides and audio webcast:

There will also be a live and then archived webcast of the conference call through the Danaos website (www.danaos.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Danaos Corporation

Danaos Corporation is an international owner of containerships, chartering its vessels to many of the world’s largest liner companies. Its current fleet of 31 containerships aggregating 135,625 TEUs ranks Danaos among the largest containership charter owners in the world based on total TEU capacity. Danaos is the largest US listed containership company based on fleet size and market capitalization. Furthermore, the company has a contracted fleet of 32 additional containerships aggregating 162,724 TEU with scheduled deliveries up to 2010. The company’s shares trade on the New York Stock Exchange under the symbol “DAC”.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the safeharbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, shipyard performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Danaos Corporation’s operating expenses, including bunker prices, dry-docking and insurance costs, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by Danaos Corporation with the U.S. Securities and Exchange Commission.

Visit our website at www.danaos.com

For further information please contact:

Company Contact:

Dimitri Andritsoyiannis Chief Financial Officer Danaos Corporation Athens, Greece Tel: +30 210 419 6481 E-Mail: cfo@danaos.com	Iraklis Prokopakis Chief Operating Officer Danaos Corporation Athens, Greece Tel. +30 210 419 6400 E-Mail: coo@danaos.com

Investor Relations and Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
New York
Tel. 212-661-7566
E-Mail: nbornozis@capitallink.com

-financials follow-

Appendix

Fleet Utilization

Danaos had 64 off-hire days in total in the second quarter, of which 46 were attributed to scheduled dry-docking & special survey operations. The following tables summarize vessel utilization and the impact of the off-hire days on the company’s revenue relating to the last four quarters.

	Third Quarter 2006	Fourth Quarter 2006	First Quarter 2007	Second Quarter 2007	Totals
Vessel utilization	No. of Days	No. of Days	No. of Days	No. of Days	No. of Days

Ownership days	2,967	3,123	3,040	2,843	11,973
Less Off-hire Days:
Scheduled Drydocking	(49)	(22)	(63)	(46)	(180)
Other off- hire Days	(2)	(2)	(3)	(18)	(25)
Operating Days	2,916	3,099	2,974	2,779	11,768
Vessel Utilization	98.2%	99.2%	97.8%	97.8%	98.3%

Revenue - Impact of Off-hire (in ‘000s of US dollars)	Third Quarter 2006	Fourth Quarter 2006	First Quarter 2007	Second Quarter 2007	Totals
	Revenue	Revenue	Revenue	Revenue	Revenue
100% fleet utilization	62,940	69,720	69,141	65,224	267,026
Less Off-hire Days:
Scheduled Drydocking	(1,066)	(455)	(1,463)	(1,061)	(4,045)
Other off- hire Days	(48)	(38)	(102)	(356)	(544)
Actual Revenue Earned	61,826	69,227	67,576	63,807	262,436

Fleet List

The following table describes in detail our current fleet deployment profile.

Vessel Name	Vessel Size (TEU)	Year Built	Expiration of Charter(1)
Containerships
CSCL Pusan	9,580	2006	September 2018
CSCL Le Havre	9,580	2006	November 2018
CSCL America	8,468	2004	November 2016
CSCL Europe	8,468	2004	August 2016
APL Belgium(2)	5,506	2002	January 2008
APL Holland(2)	5,506	2001	July 2007
Maersk Marathon	4,814	1991	December 2011
Maersk Messologi	4,814	1991	December 2011
Maersk Mytilini	4,814	1991	December 2011
Hyundai Commodore	4,651	1992	May 2011
Hyundai Duke	4,651	1992	April 2011
MOL Confidence	4,651	1994	November 2012
YM Colombo	4,300	2004	May 2019
Maersk Derby	4,253	2004	April 2009
Vancouver Express	4,253	2004	March 2009
Norasia Hamburg	3,908	1989	January 2011
YM Yantian	3,908	1989	September 2011
YM Milano	3,129	1988	July 2008
Victory I	3,098	1988	July 2010
Independence	3,045	1986	June 2010
CMA CGM Passiflore	3,039	1986	May 2010
CMA CGM Elbe	2,917	1991	August 2010
CMA CGM Kalamata	2,917	1991	August 2010
CMA CGM Komodo	2,917	1991	August 2010
Hyundai Vladivostok	2,200	1997	July 2017
Pacific Bridge	2,130	1984	September 2008
Eagle Express	1,704	1978	October 2007
Bareboat Containerships
Maersk Constantia	3,101	1979	April 2008
S.A. Helderberg	3,101	1977	December 2007
S.A. Sederberg	3,101	1978	January 2008
S.A. Winterberg	3,101	1978	March 2008

(1)           Earliest date charters could expire. Some charters include options to extend their term.

(2)                                We have agreed to sell this vessel upon expiration of its current charter. Under the leading “Expiration of Charter” we include the expected month of delivery of this vessel to its new owner.

New Deliveries

The following table describes the expected additions to our fleet as a result of our new building containership program as well as the acquisition of a second hand containership.

Vessel Name	Vessel Size (TEU)	Expected Delivery Date(1)		Expiration of Charter
Newbuildings
HN 1639(1)	4,253	Sept. 2007		2019
HN 1640(1)	4,253	Dec. 2007		2019
HN 1670(1)	4,253	July 2008		2020
HN 1671(1)	4,253	Sept. 2008		2020
HN 1672(1)	4,253	Oct. 2008		2020
HN 1673(1)	4,253	Nov. 2008		2020
HN 1698(1)	4,253	Mar. 2009		2021
HN 1699(1)	4,253	June 2009		2021
HN S4001(2)	6,500	April 2009		2021
HN S4002(2)	6,500	June 2009		2021
HN S4003(2)	6,500	Aug. 2009		2021
HN S4004(2)	6,500	Oct. 2009		2021
HN S4005(2)	6,500	Dec. 2009		2021
HN Z 00001	8,400	Aug. 2010		—
HN Z 00002	8,400	Aug. 2010		—
HN Z 00003	8,400	Nov. 2010		—
HN Z 00004	8,400	Nov. 2010		—
HN N-214	6,500	Nov. 2009		2027
HN N-215	6,500	Jan. 2010		2028
HN N-216	6,500	Mar. 2010		2025
HN N-217	6,500	May 2010		2025
HN N-218	6,500	July 2010		2025
HN N-219	3,400	Nov 2009		2017
HN N-220	3,400	Jan 2010		2017
HN N-221	3,400	Feb 2010		2017
HN N-222	3,400	Apr 2010		2017
HN N-223	3,400	Jun 2010		2017

			Year Built
Secondhand
E.R. Wellington	4,300	Sept.2007	2004	2019
Hyundai Advance	2,200	Aug. 2007	1997	2017
Hyundai Stride	2,200	Sept.2007	1997	2017
Hyundai Future	2,200	Sept.2007	1997	2017
Hyundai Sprinter	2,200	Oct.2007	1997	2017

(1)          Although the expected delivery dates are as set forth in the table above, the contracted delivery dates for our contracted vessels are as follows: HN 1639—September 30, 2007; HN 1640—November 30, 2007; HN 1670—July 31, 2008; HN 1671—October 31, 2008; HN 1672—November 30, 2008; HN 1673—December 31, 2008; HN 1698—March 31, 2009; HN 1699— June 30, 2009.

(2)          Vessel subject to charterer’s option to purchase vessel after first eight years of time charter term for $78.0 million.

DANAOS CORPORATION

Statement of Operations

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

OPERATING REVENUES	$63,807	$59,999	$131,383	$114,535

OPERATING EXPENSES
Vessel operating expenses	(15,804)	(15,756)	(31,905)	(29,406)
Depreciation & amortization	(11,286)	(8,763)	(22,959)	(16,705)
General & administrative	(2,631)	(1,757)	(4,953)	(3,502)
Gain on sale of vessels	15,704	14,954	88,400	14,954
Other operating expenses	(1,765)	(1,747)	(4,295)	(3,558)
Income From Operations	48,025	46,930	155,671	76,318

OTHER EARNINGS (EXPENSES)
Interest income	1,295	951	2,558	2,087
Interest expense	(4,215)	(7,705)	(10,064)	(14,841)
Other finance income (cost), net	(336)	1,968	(932)	2,493
Other income / (expense)	(853)	(15,709)	(3,059)	(15,346)
Gain (loss) on derivatives	849	(3,538)	957	(6,331)
Total Other Income (Expenses), net	(3,260)	(24,033)	(10,540)	(31,938)

Net income	$44,765	$22,897	$145,131	$44,380

EARNINGS PER SHARE
Basic and diluted net income per share	$0.82	$0.52	$2.66	$1.00

Basic and diluted weighted average number of shares (in thousands of shares)	54,558	44,308	54,558	44,308

DANAOS CORPORATION

Balance Sheets

(Expressed in thousands of United States dollars)

	As of June 30,	As of December 31,
	2007	2006
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$56,415	$43,075
Restricted cash	41,696	2,493
Accounts receivable, net	1,687	2,170
Other current assets	18,125	11,962
	117,923	59,700
NON-CURRENT ASSETS
Vessels	916,067	1,016,608
Advances for vessel acquisitions and vessels under construction	361,059	205,366
Deferred charges, net	11,133	9,399
Fair value of financial instruments	40,294	5,832
Other assets	358	285
	1,328,911	1,237,490

TOTAL ASSETS	$1,446,834	$1,297,190

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Long-term debt, current portion	$25,619	$22,760
Accounts payable, accrued liabilities & other current liabilities	19,245	21,488
Fair value of financial instruments, current portion	1,324	1,466
	46,188	45,714
LONG-TERM LIABILITIES
Long-term debt	639,418	639,556
Fair value of financial instruments, net of current portion	6,193	5,775
Other liabilities	57,107	40,293
	702,718	685,624

STOCKHOLDERS’ EQUITY
Common stock	546	546
Additional paid-in capital	288,530	288,530
Other comprehensive income	38,897	3,941
Retained earnings	369,955	272,835
	697,928	565,852

Total liabilities and stockholders’ equity	$1,446,834	$1,297,190

DANAOS CORPORATION

Statement of Cash Flows

(Expressed in thousands of United States dollars)

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash Flows provided by / (used in):
Operating Activities:
Net Earnings	$44,765	$22,897	$145,131	$44,380
Adjustments to reconcile Net Earnings to Cash from Operating Activities:
Depreciation	9,849	7,395	20,018	14,214
Amortization of deferred charges	1,477	1,421	3,024	2,578
Written off amount of deferred charges	0	0	284	259
Payments for drydocking / special survey	(2,768)	(583)	(4,626)	(3,942)
Change in fair value of debt and financial instruments	(3,468)	3,316	(1,059)	5,996
Loss / (Gain) on sale of vessels	(15,704)	(14,954)	(88,400)	(14,954)
Accounts receivable	1,174	(1,246)	483	(2,690)
Other assets short and long term	689	1,975	(6,236)	(2,164)
Accounts payable and accrued liabilities	2,241	(278)	(1,180)	2,115
Other liabilities short and long term	17,768	25,742	15,751	27,140
Cash provided by Operating Activities	56,023	45,685	83,190	72,932

Investing Activities:
Vessel acquisitions including advances	16	0	(55,735)	(40,584)
Vessels under construction	(104,288)	(38,747)	(161,868)	(38,883)
Proceeds from sale of vessels	69,800	26,798	231,287	26,798
Cash (used in) / provided by Investing Activities	(34,472)	(11,949)	13,684	(52,669)

Financing Activities:
Debt draw downs	114,677	0	236,177	30,375
Debt repayment	(49,269)	(45,392)	(231,627)	(56,456)
Dividends on common shares	(24,006)	0	(48,011)	0
Deferred costs	(370)	(862)	(870)	(1,278)
(Increase)/decrease in restricted cash	(41,674)	79	(39,203)	712
Cash used in Financing Activities	(642)	(46,175)	(83,534)	(26,647)
Net change in cash and cash equivalents	20,909	(12,439)	13,340	(6,384)
Cash and cash equivalents, beginning of period	35,506	44,055	43,075	38,000
Cash and cash equivalents, end of period	$56,415	$31,616	$56,415	$31,616

	Three months ended June 30,	Three months ended June 30,	Six months ended June 30,	Six months ended June 30,
	2007	2006	2007	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of Net Income to EBITDA (unaudited)
Net income	$44,765	$22,897	$145,131	$44,380
Depreciation	9,849	7,395	20,018	14,214
Amortization of deferred charges	1,437	1,368	2,941	2,491
Interest income	(1,295)	(951)	(2,558)	(2,087)
Interest expense	4,215	7,705	10,064	14,841
EBITDA (unaudited) (1)	$58,971	$38,414	$175,596	$73,839

(1)                                EBITDA represents net income before interest, income tax expense, depreciation and amortization.  However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.”  We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.  We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures.  In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.